1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 3599 Fax

January 8, 2016

Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CĪON Investment Corporation
Registration Statement on Form N-2
File Nos. 333-203683 and 814-00941

Dear Ms. Fettig:

We are writing in response to your telephonic comments with respect to the Pre-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), on June 9, 2015 on behalf of CĪON Investment Corporation (the “Company”). The Company has considered your comments and has authorized us, on its behalf, to provide the responses set forth below.

Financial Statements

Note 10. Commitments and Contingencies

Comment 1. Please confirm that the unfunded commitments in Note 10 have been calculated at fair value and specifically address whether the Company considered the guidance set forth in the January 2006 AICPA Expert Panel Meeting Minutes.

Response 1. The Company considered the guidance set forth in the January 2006 AICPA Expert Panel Meeting Minutes regarding determinable values of unfunded senior loan commitments.

The Company’s unfunded commitments in Note 10 represent potential obligations to fund loans as of the reporting dates indicated of September 30, 2015, December 31, 2014 and December 31, 2013, respectively. Such commitments are subject to a number of funding criteria and other various contingencies customarily included in these types of arrangements and, therefore, are not fixed and determinable. As a result of these numerous uncertainties and the fact that no consideration was received, such unfunded commitments either (i) do not create a value to the Company or (ii) if a value were created, such value would not have been material to the Company’s financial position as of the reporting dates indicated.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Comment 2. Please explain to us and represent to us that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

Response 2. The Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

* * * * *

Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

CC:	James O’Connor
Securities and Exchange Commission
Matthew K. Kerfoot
Dechert LLP